EXHIBIT 12.3

                  IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                             (dollars in thousands)





                                                                            Fiscal Year Ended September 30
                                                         ------------------------------------------------------------------------
                                                            1997                1996            1995          1994          1993
                                                         ----------     -----------     -----------    ------------     ---------
Earnings
      Income from continuing operations                $   122,362      $  164,893      $  115,011     $     1,996      $ 61,276
      Add:
          Loss from unconsolidated affiliate                                                               117,158         2,538
          Provision for income taxes                        90,751         107,984          75,501          41,315        40,093
          Fixed charges                                    192,021         127,970          82,672          60,481        49,524

                                                       ------------     -----------     -----------    ------------     ---------
      Earnings, as adjusted                      (A)   $   405,134      $  400,847      $  273,184     $   220,950      $153,431
                                                       ============     ===========     ===========    ============     =========


Fixed charges
      Other interest expense, including
          interest on capital leases                   $   146,117      $  105,222      $   61,888     $    44,096      $ 39,044
      Estimated interest component of
          rental expense                                    27,203          22,748          20,784          16,385        10,480
      Prepayment penalties on early
          extinguishment of debt                            18,701
                                                       ------------     -----------     -----------    ------------     ---------

      Total fixed charges                                  192,021         127,970          82,672          60,481        49,524

      Preferred stock dividends, as adjusted                32,458          36,709          25,180          18,908        15,846
                                                       ------------     -----------     -----------    ------------     ---------

      Total fixed charges and preferred
          stock dividends                              $   224,479      $  164,679      $  107,852     $    79,389      $ 65,370
                                                       ============     ===========     ===========    ============     =========

Ratio of earnings to fixed charges
              (A) divided by (B)                               1.8(1)          2.4(2)          2.5             2.8           2.3
                                                               ===             ===             ===             ===           ===


(1) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1997 is 2.4.

(2) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1996 is 2.6.